

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

David M. Garfinkle
Executive Vice President and Chief Financial Officer
CoreCivic, Inc.
5501 Virginia Way
Brentwood, TN 37027

>   **Re: CoreCivic, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2022**
>   **Filed February 21, 2023**
>   **File No. 001-16109**

Dear David M. Garfinkle:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Asset Impairments, page 69

1.   We note your discussion regarding the risk for asset impairments associated with owned facilities, including the carrying values of seven of your idled facilities as of December 31, 2022. Although you indicate your idled facilities are currently available and are being actively marketed to potential customers, considering five of the seven facilities listed with an aggregate carrying value of approximately $124 million have been idled since at least 2016, please further address in greater detail how you determined that each of the idled facilities have not been impaired during the fiscal years presented. In your response, tell us when you performed your impairment analysis and specifically address the assumptions as to the probability of obtaining future contracts to utilize such facilities in the future given the significant duration for which the facilities have been idle.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Isaac Esquivel, Staff Accountant at 202.551.3395 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction